Exhibit 8.1

List of Subsidiaries of Telefonica Brasil S.A.

Subsidiaries	2015

Telefônica Data S.A.	100%
GVT Participações S.A.	100%
Aliança Atlântica Holding B.V.(1)	50%
Companhia AIX de Participações (1)	50%
Companhia ACT de Participações (1)	50%
(1) jointly controlled